Filed Pursuant to Rule 433
Registration No. 333-158097
June 6, 2011
Spectra Energy Partners, LP
Pricing Term Sheet
$250,000,000 2.95% Notes due 2016
$250,000,000 4.60% Notes due 2021

Issuer:	Spectra Energy Partners, LP

Ratings: (Moody’s / S&P / Fitch)*	Baa3 stable / BBB stable / BBB stable

Security Type:	Senior Unsecured Notes

Pricing Date:	June 6, 2011

Settlement Date: (T+3)	June 9, 2011

	2.95% Notes due 2016	4.60% Notes due 2021

Maturity Date:	June 15, 2016	June 15, 2021

Principal Amount:	$250,000,000	$250,000,000

Benchmark:	1.750% due May 31, 2016	3.125% due May 15, 2021

Benchmark Price / Yield:	100-231/4 / 1.598%	101-01 / 3.004%

Spread to Benchmark:	+ 140 bps	+ 160 bps

Yield to Maturity:	2.998%	4.604%

Coupon:	2.95%	4.60%

Public Offering Price:	99.778%	99.967%

Optional Redemption:	We will have the right to redeem the notes of either series, in whole or in part at any time before the date that is one month prior to the maturity date of the 2016 notes or three months prior to the maturity date of the 2021 notes, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on such notes (exclusive of interest accrued to the redemption date) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points in the case of the 2016 notes and 25 basis points in the case of the 2021 notes, plus, in either case, accrued and unpaid interest, if any, on the principal amount being redeemed to such redemption date. On or after the date that is one month prior to the maturity date of the 2016 notes and three months prior to the maturity date of the 2021 notes, the notes of that series will be redeemable, at our option, at any time in whole, or from time to time in part, at a price equal to 100% of the principal amount of the notes to be redeemed plus accrued interest on the notes to be redeemed to the date of redemption.

Interest Payment Dates:	June 15 and December 15, commencing December 15, 2011

Denominations:	$2,000 x $1,000

CUSIP / ISIN:	84756N AA7 / US84756NAA72	84756N AB5 / US84756NAB55

Joint Bookrunning Managers:	Wells Fargo Securities, LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC RBS Securities Inc.

Co-Managers:	SunTrust Robinson Humphrey, Inc.
UBS Securities LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-326-5897, J.P. Morgan Securities LLC at 1-212-834-4533, Morgan Stanley & Co. LLC at 1-866-718-1649 or RBS Securities Inc. at 1-866-884-2071.